

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON ANNOUNCES TAKE-OVER BID, PRIVATE PLACEMENT & EXTENSION OF CURE PERIOD FOR CREDIT FACILITY REPAYMENT

CALGARY, July 9, 2012 – Compton Petroleum Corporation (TSX - CMT) ("Compton" or the Corporation") is pleased to announce that it has entered into a support agreement (the "Support Agreement") with MFC Industrial Ltd. ("MFC") pursuant to which MFC has agreed to offer to acquire all of the issued and outstanding shares ("Common Shares") of the Corporation. Concurrent with the Support Agreement, Compton has also entered into an equity private placement agreement (the "Warrant Agreement") with MFC for gross proceeds of approximately $8.2 million. To facilitate this take-over bid and private placement, Compton has received a long-term extension to the cure period for the repayment of its borrowing base shortfall under its credit facility ("Credit Facility").

RBC Capital Markets is the financial advisor and Stikeman Elliott LLP is legal counsel to Compton, on these transactions.

Take-Over Bid

Pursuant to the Support Agreement, MFC has agreed to offer to acquire all of the issued and outstanding Common Shares of Compton for $1.25 per Common Share, in cash, by way of a take-over bid (the "Offer"). Based on the Corporation's 26,358,528 outstanding Common Shares, the aggregate value for the Common Shares to be acquired under the Offer is approximately $33.0 million.

After reviewing the various options available and in consultation with its legal and financial advisors, Compton's board of directors (the "Board") has concluded that the Offer is in the best interest of shareholders, and unanimously recommends to shareholders that they tender their Common Shares to the Offer. The Offer is subject to certain conditions, including the deposit of at least $66^2/_3$% of the Common Shares on a fully-diluted basis, the receipt of all required regulatory approvals, the approval by Compton's lenders of a continuation of the Credit Facility on terms satisfactory to MFC (the "Lenders' Consent"), the agreement to continue the arrangement by the providers of Compton's MPP term financing, and certain other closing conditions customary in transactions of this nature.

The Offer is based upon customary terms and conditions set forth in the Support Agreement including the payment, in certain circumstances, of a $4.0 million break fee to MFC.

MFC has entered into lock-up agreements (the "Lock-up Agreements") with certain shareholders of Compton which hold an aggregate of approximately 54% of the issued and outstanding Common Shares of Compton. The Lock-up Agreements provide that the locked-up shareholders may not terminate the Lock-up Agreements and tender their Common Shares to a higher offer, unless the higher offer is a cash offer of at least $1.55 per Common Share and MFC has not exercised its right to match that offer.

The details of the Offer will be contained in the take-over bid circular prepared by MFC. MFC has advised Compton that it intends to commence the Offer and mail its take-over bid circular as soon as practicable. Compton's Board has agreed that its directors' circular recommending the Offer will be mailed to shareholders together with the take-over bid circular. All shareholders are urged to read the circular once it becomes available as it will contain additional important information concerning the Offer. The Offer, once mailed, will be open for acceptance for a period of not less than 35 days. The Offer is expected to close by early September 2012.

Private Placement

Pursuant to the Warrant Agreement, Compton will issue to MFC 6,548,498 special warrants (the "Warrants") at a price of $1.25 per Warrant for gross proceeds of $8.2 million. The net proceeds from the Warrants will be placed in escrow, pending receipt of the Lenders' Consent or prior exercise of the Warrants, and upon release will be used by Compton, along with the proceeds from the recently announced sale of its Bigoray assets, for the partial repayment of the $30.0 million drawn on its Credit Facility over the available amount of $110.0 million.

The Warrant Agreement governing the Warrants provides that the Warrants are exercisable for Common Shares ("Warrant Shares") on a one-for-one basis without further payment. The Warrant Agreement contains standard anti-dilution provisions, does not contain penalty provisions and provides that the Warrants are redeemable in certain events, including if Compton is unable to meet certain conditions in respect of its Credit Facility. If not exercised, the Warrants shall be automatically converted for Common Shares on the earlier to occur of (i) receipt by Compton of the consent of its lenders waiving the application of any change of control or event of default under the Credit Facility in connection with the Private Placement and the Offer and (ii) the later of (A) the close of business on the third business day following the day on which the Offer expires and (B) September 30, 2012. The Corporation currently has 26,358,528 Common Shares issued and outstanding. Upon completion of the issuance of the Warrant Shares to MFC on the exercise of the Warrants, Compton will have 32,907,026 Common Shares issued and outstanding, resulting in MFC holding Common Shares equal to 19.9% of the then issued and outstanding Common Shares on a undiluted basis. The Placement represents a 24.8% dilution of the currently outstanding number of Common Shares.

The Toronto Stock Exchange (the "TSX") requires that shareholder approval be obtained for the issuance of the Warrants. Compton has satisfied this requirement by obtaining consent and authorization of the issuance of the Warrants from holders of more than 50% of the issued and outstanding Common Shares. Compton has received conditional approval of the issuance of the Warrants from the TSX. Completion of the issuance of the Warrants is subject to, among other things, the satisfaction of the conditions set forth in that approval, and the issuance is expected to take place on or about July 16, 2012.

Cashless Warrants

The Offer does not extend to the currently traded Cashless Warrants (TSX:CMT.WT.A), distributed in 2011. The Offer will not result in the Cashless Warrants being exercised. The warrant indenture setting forth the terms of the Cashless Warrants provides that the holders of Cashless Warrants are entitled to a payment in an amount determined in accordance with the indenture and calculated by an investment dealer. That amount will be determined at a time closer to the completion of the Offer; however, at this time, Compton believes the amount will be nil.

Extension of Cure Period for Facility Repayment

The lenders under the Credit Facility have entered into an extension agreement with Compton under which they have agreed to extend the borrowing base cure period to the earliest of September 30, 2012 (which may be extended in certain circumstances to as late as October 30, 2012), the date on which the Offer is completed, and any date on which the lenders otherwise terminate the extension agreement in accordance with its terms.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

As natural gas comprises approximately 84% of Compton's production, the Corporation's 2012 program is impacted by the current natural gas price outlook. When natural gas markets recover in the future, Compton can focus on our highest-return, liquids-rich natural gas area at Niton and balancing our portfolio through investment in emerging crude oil opportunities. Compton is well positioned in emerging oil plays that target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's Common Shares are listed on the Toronto Stock Exchange under the symbol CMT.

For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

C.W. Leigh Cassidy
Vice President, Finance & CFO
Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the take-over bid offer and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.